UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
s-67771

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital City Securities, LLC

OFFICIAL USE ONLY
67771
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3789 Attucks, Drive
(No. and Street)

Powel l	otw	43065
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Todd E. Crawford (614) 485-3108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Peters, HHH CPA Group, LLC
(Name – *if individual, state last, first, middle name*)

1250 Old Henderson Road	Columbus	OH	43220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, __Todd Crawford_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Capital City Securities, LLC_____ , as of __December 31_____ , 20**1**____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



d/\Signatm/\

_____
President
Title



oii· *M.Po*/\
P

ANTHONY Q REA
Notary Public, State of Ohio
My Comm. Expires 03/08/2022

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (0) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL CITY SECURITIES, LLC
FINANCIAL STAEMENTS
DECEMBER 31, 2018 AND 2017



Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Capital City Securities, LLC
Powell, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Capital City Securities, LLC (an Ohio limited liability corporation) as of December 31, 2018 and 2017, and the related statements of operations, changes in member's equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Capital City Securities, LLC as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capital City Securities, LLC's management. Our responsibility is to express an opinion on Capital City Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital City Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

Member: American Institute of Certified Public Accountants

Supplemental Information

The schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, schedule of Aggregate Indebtedness and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 has been subjected to audit procedures performed in conjunction with the audit of Capital City Securities, LLC's financial statements. The supplemental information is the responsibility of Capital City Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, schedule of Aggregate Indebtedness and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 are fairly stated, in all material respects, in relation to the financial statements as a whole.

fifth tst Group, LLC

HHH CPA Group, LLC

We have served as Capital City Securities, LLC"s auditor since 2011.
Columbus, Ohio
March 1, 2019

CAPITAL CITY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018 AND 2017

ASSETS	2018	2017
Cash	$ 19,050	$ 3,151
Deposit with Clearing Organization	50,000	50,000
Fees Receivable	40,332	40,766
Receivable from Broker/Dealers and Clearing	18,511	28,677
Accounts Receivable - Other	21,152	15,277
Accounts Receivable - Related Party	-	40,119
Other Assets	12,535	9,714
Total Current Assets	161,580	187,704
Long Term Assets	-	-
	$161,580	$187,704

LIABILITIES AND MEMBERS' EQUITY	2018	2017
Accounts Payable	54,960	55,618
Commissions Paybable	43,240	67,576
Other Liabilities	3,056	887
Total Current Liabilities	101,256	124,081
Long-Term Liabilities	-	-
Total Liabilities	101,256	124,081
Members' Equity:		
Contributed Capital	205,000	205,000
Retained Earnings	(144,676)	(141,377)
Total Members' Equity	60,324	63,623
	$161,580	$187,704

CAPITAL CITY SECURITIES, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
REVENUES:		
COMMISSIONS	$ 948,259	$ 1,045,361
OTHER INCOME	56,114	70,770
TOTAL REVENUES	1,004,373	1,116,131
EXPENSES:		
COMMISSIONS	492,895	585,711
CLEARING HOUSE CHARGES	178.562	211,437
PROFESSIONAL FEES	105.563	112,115
INSURANCE	27,471	27,705
LICENSES, DUES AND SUBSCRIPTIONS	14,080	31,035
WAGES	3,097	38,342
OFFICE RENT	**8,120**	8,319
COMPUTER SUPPORT	94	3,917
TRAVEL AND ENTERTAINMENT	1,618	9,686
OTHER	4,905	9,126
TOTAL EXPENSES	836,405	1,037,393
NET INCOME	$ 167,968	$ 78,738

CAPITAL CITY SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CONTRIBUTED CAPITAL:		
BALANCE AT BEGINNING OF YEAR	$ 205,000	$ 205,000
CONTRIBUTIONS		
BALANCE AT END OF YEAR	205,000	205,000
RETAINED EARNINGS:		
BALANCE AT BEGINNING OF YEAR	(141,378)	(115,115)
NET INCOME	167,968	78,738
DISTRIBUTIONS	(171,266)	(105,000)
BALANCE AT END OF YEAR	(144,676)	(141,377)
TOTAL MEMBERS' EQUITY	$ 60,324	$ 63,623

CAPITAL CITY SECURITIES, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Cash flows from Operating Activities:		
Net Income	$ 167,968	$ 78,738
Adjustments to reconcile net imcome to net cash		
provided by operating activies:		
(Increase) Decrease in:		
Fees Receivable	434	15,355
Receivable from Broker/Dealers and Clearing Organization	10,166	(7,565)
Accounts Receivable - Other	(5,875)	3,431
Accounts Receivable - Related Party	40,119	(7,392)
Other Assets	(2,819)	(7,982)
Increase (Decrease) in :		
Accounts Payable	(658)	23,401
Commissions Payable	(24,336)	8,070
Other Liabilities	1,213	413
Total Adjustments	18,244	27,731
Net Cash Provided by Operating Activities	186,212	106,469
Cash Flows from Investing Activities		-
Cash Flows from Financing Activities:		
Distributions:	(171,265)	(105,000)
Net Cash Used in Operating Activities	(171,265)	(105,000)
Net Increase (Decrease) in Cash	14,947	1,469
Cash at Beginning of Period	3,151	1,682
Cash at End of Period	$ 18,098	$ 3,151
Supplement Disclosures:		
Interest Paid	$ -	$ -
Income Taxes Paid	$ -	$ -

CAPITAL CITY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

CAPITAL CITY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Note 1 - Summary of Significant Accounting Policies

A.   Organization

Capital City Securities, LLC (the Company) was formed as a limited liability company in the State of Ohio in August 2006. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division since May 29, 2008; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company does not hold customer funds or safe-guard customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of December 31, 2018, the Company is licensed in 19 states, including Arizona, California, Colorado, Florida, Hawaii, Illinois, Indiana, Iowa, Kentucky, Massachusetts, Michigan, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Texas and Virginia.

B.   Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C.   Cash

The Company maintains cash balances at one bank, one money market account and on deposit with FINRA. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2018. For purposes of the statement of cash flows, the Company considers all cash in checking accounts, money market accounts and held at FINRA to be cash equivalents.

D.   Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades and monies owed it from licensed securities representatives for charges incurred at the firm. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(Continued)

CAPITAL CITY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Note 1- Summary of Significant Accounting Policies-

E.   Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were $681 and $416 in 2018 and 2017, respectively. Advertising is included in other expenses.

F.   Securities Transactions and Revenue Recognition

Securities transactions, commissions and related clearing expenses are reported on a trade date basis. The change in the resulting difference between cost and market is included in net trading profits in the statement of income. The Company's activities are transacted on either a cash or margin basis. Margin transactions are subject to various regulatory and internal margin requirements and are collateralized by cash and securities in the Company's accounts.

Commission expense is also recorded on a trade-date basis as security transactions occur.

G.   Accounts receivable

Accounts receivable are stated at the amount billed. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. In the opinion of the management, all receivables are considered collectable and no allowance was necessary at December 31, 2018.

H.   Deposit with Clearing Organization

The deposit with clearing organization consists of $50,000 on deposit with RBC Dain pursuant to the Company's clearing agreement. As long as the Company continues to use the clearing and execution services of RBC Dain, the Company is required to maintain this fund on deposit.

I.   Government and Other Regulations

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see note 3].

(Continued)

CAPITAL CITY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and III

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total aggregate indebtedness liabilities, exclusive of subordinated debt, for the year ended December 31, 2018, $6,751, or $5,000. At December 31, 2018 the Company's net capital as defined by SEC Rule 15c3-1 was $16,103 in excess of the minimum net capital required.

In addition to the minimum net capital provision, SEC Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtness, as defined, to capital, of not more than 15 to 1. At December 31, 2018 the ratio was 4.43 to 1.

Note 4 – Related Party Transactions

Capital City Securities, LLC is one of four subsidiaries of the parent company Capital City Partners, Inc. (CCP). Certain expenses are incurred by CCP, which then bills the four subsidiaries based on direct consumption. The expenses relating to these transactions are wages, insurance, rent, utilities, and office expenses. These services accounted for $17,834 in expenses during the year.

During the year, CCP also received $171,266 in distributions.

Note 5 – Income Taxes

The Company is recognized as a "pass-through entity" under the Internal Revenue Code and pays no federal and state taxes. The parent company is taxed individually on the Company's taxable income.

The Company recognizes and disclosures uncertain tax positions in accordance with accounting principles generally accepted in the United States of America. As of and during the year ended December 31, 2018, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for returns filed prior to 2015.

(Continued)

Note 6 – Pending Litigation

The Company has no pending litigation.

Note 7 – Recent Accounting Pronouncement

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, as a new Accounting Standards Codification Topic 606 ("ASC Topic 606"), which will supersede nearly all existing revenue recognition guidance under GAAP. The core principal of the new accounting guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the Consideration to which the entity expects to be entitled in exchange for those goods or services.

The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract, where applicable. The standard is effective for us for annual periods beginning January 1, 2018. We adopted ASC Topic 606 as of January 1, 2018. An assessment to determine the impacts of the new accounting standard has been performed. Based on our assessment, the adoption of ASC Topic 606 did not have a material impact on our financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

Note 8 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2018, up to the date of audit report (March 1, 2019) and has not encountered any subsequent events that affect the current financial statements or that require additional disclosure.

SUPPLEMENTARY INFORMATION

CAPITAL CITY SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2018

Schedule I

Computation of Net Capital Under Rule 15c31
of the Securities and Exchange Commission

NET CAPITAL

Total members' equity		$ 60,324
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		60,324
Non-allowable assets:		
Accounts receivable – related party	$ 24,934	
Other assets	12,535	37,469
Net capital before haircuts on securities positions		22,855
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities	-	-
Total net capital		$ 22,855
6 2/3% of Aggregate Indebtedness		6,751
Minimum Net Capital Requirement – Greater of $5,000 or 6 2/3% of Aggregate Indebtedness of $101,256		6,751
Excess Net Capital		16,104
Net capital less the greater of 120% of the Minimum Net Capital Requirement ($6,000) or 10% of Aggregate Indebtedness ($10,126)		12,729

Schedule II

Schedule of Aggregate Indebtedness

Computation of aggregate indebtedness:

Accounts Payable	$ 54,960
Commissions Payable	43,240
Other Accounts Payable	3,056
Total allowable liabilities from Balance Sheet	$101,256
Ratio of aggregate indebtedness to net capital	4.43 to 1

Schedule III

Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 18,745
Audit adjustments	4,110
Net capital per audited financial statements	$ 22,855

The audit adjustments above mainly relates to an understatement of receivables from broker-dealers and clearing organization.

CAPITAL CITY SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2018

Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission

In accordance with the exemptive provision of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from computation of a reserve requirement and the information relation to the possession or control requirements.

SEC Rule 15c3–3 Exemption Report

Board of Directors
Capital City Securities, LLC

Capital City Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5 – "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To the best of its knowledge the Company states the following:

The Company is exempt from Rule 17 CFR 15c3-3 under provision (k)((2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company met the identified exemption provision identified above throughout the most recent fiscal year ended December 31, 2018, without exception.

Capital City Securities, LLC

I, Todd Crawford swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

I

Todd Crawford
President

March 1, 2019



HHH
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Capital City Securities, LLC
Powell, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3–3 Exemption Report, in which (1) Capital City Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital City Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Capital City Securities, LLC stated that Capital City Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Capital City Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital City Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH tjfl Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
March 1, 2019

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com
Member: American Institute of Certified Public Accountants



Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
of Capital City Securities, LLC
Powell, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Capital City Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Capital City Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Capital City Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

HHH CPA Group LLC

1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

Member: American Institute of Certified Public Accountants

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Capital City Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Capital City Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
March 1, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended ________________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

WORKING COPY

2. A. General Assessment (item 2e from page 2) $________

B. Less payment made with SIPC-6 filed (exclude interest) (________)

____
Date Paid

C. Less prior overpayment applied (________)

D. Assessment balance due or (overpayment) ________

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $________

G. PAYMENT: V the box
Check mailed to P.O. BoxQ] Funds Wired[HI ACH ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of________________, 20____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$______________
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	______________
(2) Net loss from principal transactions in securities in trading accounts.	______________
(3) Net loss from principal transactions in commodities in trading accounts.	______________
(4) Interest and dividend expense deducted in determining item 2a.	______________
(5) Net loss from management of or participation in the underwriting or distribution of securities.	______________
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	______________
(7) Net loss from securities in investment accounts.	______________
Total additions	______________
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	______________
(2) Revenues from commodity transactions.	______________
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	______________
(4) Reimbursements for postage in connection with proxy solicitation.	______________
(5) Net gain from securities in investment accounts.	______________
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	______________
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	______________
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______________________________ (Deductions in excess of $100,000 require documentation)	______________
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______________	
Enter the greater of line (i) or (ii)	______________
Total deductions	______________
2d. SIPC Net Operating Revenues	$______________
2e. General Assessment @ .0015	$______________ (to page 1, line 2.A.)

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